Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2007
Net income	$365	$792
Dividends on preferred stock	280	348

Net income attributable to common shareholders	$85	$444

Earnings per common share - basic and diluted	$0.01	$0.06

(Loss) earnings per common share - basic and diluted	$0.01	$0.04

Weighted average shares outstanding during the period - basic	7,467,339	7,828,981

Weighted average shares outstanding during the period	7,467,339	7,828,981
Effect of convertible preferred stock	4,285,714	4,285,714
Effect of options	180,286	168,323

Weighted average number of shares outstanding during the period - diluted	11,933,339	12,283,018